1516 E. Tropicana Ave, Suite 245 Las Vegas, Nevada 89119 Tel: (702) 333-0440 Fax: (702) 553-3430

August 18, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mr. Benjamin Phippen
Staff Accountant
Via Facsimile (202) 772-8210

Re: Global Entertainment Holdings, Inc.
       Form 10-KSB for the Year Ended December 31, 2007
       File No. 000-49679

Dear Mr. Phippen,

We did do an assessment of the Company’s internal controls over financial reporting as of December 31, 2007.  The section documented below was inadvertently left out of ITEM 8A, of our Form 10-KSB.

Also, please note that we are currently corresponding with Senior Staff Accountant Mr. Edwin Adames, of the SEC Division of Corporate Finance, in connection with some additional disclosures that will be more informative in our amended filing of Form 10-KSB. We anticipate having these disclosures completed and filed by the end of the month.  It would be helpful if we could file our amended annual report for the period ended December 31, 2007, on Form 10-KSB, inclusive of all changes and additions.

Internal Control Report to be included in the Section entitled “ITEM 8A.”

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of

December 31, 2007, our internal control over financial reporting was not effective in providing reasonable assurance regarding the timely filing of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

The Company's management determined at December 31, 2007, that its disclosure controls and procedures were not timely. Since that date, the Company has engaged an outside law firm to assist it in complying with applicable regulations. The Company is also pursuing various avenues to provide financing to sustain additional full-time accounting staff.

We believe that these actions will ensure our ability to timely detect and prevent material misstatements and omissions in connection with the preparation of our interim and annual consolidated financial statements in the future.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and  procedures or our internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in internal controls

There have been no changes in our internal control over financial reporting except as identified and reported above in connection with the evaluation required by paragraph (d) of Rule 13a-15d-15, under the Exchange Act of 1934, that occurred during the year ended December 31,2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We hope the above adequately addresses your concerns regarding this area of disclosure.

In closing, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of future assistance in this matter, or should you require additional information, please contact us at your earliest convenience.

Sincerely yours,

GLOBAL ENTERTAINMENT HOLDINGS, INC.

By: /s/ Gary Rasmussen
        Gary Rasmussen, CEO